Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-142044
Supplement dated June 3, 2008)
$500,000,000 8.125% Fixed-To-Floating Rate Junior Subordinated Debentures due 2068
FINAL TERM SHEET
June 3, 2008

Issuer:	The Hartford Financial Services Group, Inc.

Securities:	SEC Registered 8.125% Fixed-To-Floating Rate Junior Subordinated Debentures (the “Debentures”)

Specified Currency:	U.S. Dollars

Principal Amount:	$500,000,000

Trade Date:	June 3, 2008

Settlement Date (T+3):	June 6, 2008

Scheduled Maturity Date:	June 15, 2038

Final Maturity Date:	June 15, 2068

Interest Rate During Fixed Rate Period:	8.125%, from the issue date to but excluding June 15, 2018

Interest Payment Dates During Fixed Rate Period:	Payable semi-annually in arrears on June 15 and December 15, commencing December 15, 2008 to and including June 15, 2018

Day Count Convention During	30/360
Fixed Rate Period:

Interest Rate During Floating Rate Period:	Three-month LIBOR, reset quarterly, plus 460.25 bps commencing June 15, 2018 to the Final Maturity Date unless redeemed or repaid earlier

Interest Payment Dates During Floating Rate Period:	Payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing September 15, 2018 to the Final Maturity Date unless redeemed or repaid earlier

Day Count Convention During Floating Rate Period:	Actual/360

Benchmark Treasury:	3.875% UST due May 15, 2018

Benchmark Treasury Price:	99-29%

Benchmark Treasury Yield:	3.886

Spread to Treasury:	+425 bps

Reoffer Yield:	8.136%

Public Offering Price:	99.921% Per Debenture

Optional Redemption:	• Redeemable in whole at any time or in part from time to time on or after June 15, 2018, at par.

• Redeemable in whole at any time or in part from time to time prior to June 15, 2018, in cases not involving a tax event or rating agency event, at a redemption price equal to the greater of par and a make-whole at T + 60 bps.

Redemption After the Occurrence of a Tax Event or Rating Agency Event:	Redeemable in whole, but not in part, at any time prior to June 15, 2018, within 180 days of the occurrence of a tax event or rating agency event, at a redemption price equal to the greater of par and a make-whole at T + 75 bps.

Replacement Capital Covenant:	A replacement capital covenant will apply until June 15, 2048. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying replacement securities” (as therein defined) will change are June 15, 2018 and June 15, 2038.

Shares available for issuance threshold:	86 million shares (or 172 million shares if the Issuer has amended the definition of APM qualifying securities to eliminate common stock)

Authorized Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	416515AW4

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.

Co-Managers:	Daiwa Securities America Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com, by calling Citigroup Global Markets Inc. toll-free at 877-858-5407 or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.